

August 8, 2025

Hue Kwok Chiu
Chief Executive Officer
Smart Logistics Global Limited
Unit 702, Level 7, Core B, Cyberport 3
100 Cyberport Road
Pokfulam, Hong Kong 999077

> **Re: Smart Logistics Global Limited**
> **Registration Statement on Form F-1**
> **F-1 filed July 14, 2025**
> **File No. 333-288664**

Dear Hue Kwok Chiu:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1

Transfers of cash between SLG Cayman and our subsidiaries, page 3

1.   On page 4 you disclose during the years ended December 31, 2023 and 2024, there were no cash transfers, with the exception of two capital injections of US$1 million and US$80,000 from Jiabin HK to Jiangxi JB in December 31, 2023 and March 2025, respectively. Please revise to identify the cash transfers for the dividend payments in October and November 2024, as disclosed at the top of page 5.

Dividend Policy, page 49

2.   We note your statement that you have never declared or paid dividends on your shares. Revise and disclose the dividends declared on October 17, 2024 and November 11, 2024 and recorded in the consolidated financial statements for the

fiscal year ended December 31, 2024. Revise disclosures elsewhere in your filing, as applicable.

Capitalization, page 51

3.   Please revise your capitalization table to be as of a date no earlier than 60 days prior to the date of the document. Also revise the table so that all financial amounts are presented in the same currency as your financial statement reporting currency. Convenience translations into the U.S. dollar may be presented if compliant with the guidance at Rule 3-20(b)(1) of Regulation S-X.

Dilution, page 52

4.   Tell us how you determined net tangible book value as of December 31, 2024, was $11.9 million, or $0.29 per share.

Liquidity, assets and liabilities, page 65

5.   Include disclosure that in the opinion of management, the working capital is sufficient for the company's current requirements, or, if not, how it proposes to provide additional working capital if needed. See Item 5. B.1.(a) of Form 20-F.

Cash Flows, page 73

6.   You disclose that operating activities and capital expenditures are your primary uses of cash. Discuss the company's material cash requirements, including commitments for capital expenditures, as of the latest fiscal year end and any subsequent interim period, the general purpose of such requirements, and the anticipated source of funds needed to satisfy such requirements. See Item 5. B.3 of Form 20-F. For example, to the extent material, include commitments for the following capital expenditures items:

- On page F-27 you disclose that there are three buildings among the construction-in-progress at year end.
- On pages 93 and 98 you disclose the present focus on infrastructure investment which includes the development of smart logistic parks in Jiangxi that will be completed by the end of 2026.
- On page 100 you disclose that you will develop and deploy software and systems and upgrade your digital systems.

Accounts receivable and contract assets, page 76

7.   We note you disclose that you collected nearly all of the accounts receivable as of the date or your report. Include disclosure of the amount of outstanding contract assets as of December 31, 2024 that have been subsequently collected. In your discussion provide additional information such as an aging of contract assets, a description of concentration risks, and analysis of historical collection trends, as applicable.

Management
Employment Agreements and Director Agreements, page 120

8.   We note you disclose that you have entered into director agreements with each of your directors. Please file such agreements. See Item 601(b)(1)(iii)(A).

Change in Registrant's Certifying Accountant, page 155

9.   Please revise the disclosure to state whether the former accountant resigned, declined to stand for reelection or was dismissed and the date thereof. See Item 16F(a)(1)(i) of Form 20-F.

Consolidated Financial Statements for the Fiscal Years Ended December 31, 2023 and 2024
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-15

10.   Please tell us how you have considered the guidance in ASC 606-10-50-5 in presenting disaggregation of your revenues. In this regard, we note that you serve customers in four major sectors in the PRC, namely paper, steel, coal and food. Please revise your disclosures as necessary.

Contract Assets, page F-16

11.   Provide all of the applicable disclosure requirements of ASC 606-10-50-8 and 50-10 for your contract balances. Include the disclosure requirements of paragraph 50-12A to the extent material.

3. Specific Risks
Concentration and credit risks
(a) Major customers, page F-23

12.   You identify customer A accounted for 12% and 13% of your total revenues in 2023 and 2024. However we note your risk factor disclosure at page 15 indicates that one customer accounted for 35% and 37% of your revenues for these same periods. Please explain this inconsistency or revise your disclosures accordingly.

14. Income Taxes, page F-34

13.   We note that Jiangxi Jiabin declared dividends of RMB28,434,060 and RMB18,947,000 to Jiabin HK in October and November 2024, respectively, and these dividends were subject to a 5% withholding tax in accordance with the PRC-Hong Kong Double Tax Treaty. We also note the Group did not provide for deferred income taxes and withholding taxes on the undistributed earnings of PRC subsidiaries during the two years ended December 31, 2024. ASC 740-30-25-17 requires a parent entity to have evidence of specific plans to support the assertion that the indefinite reversal criteria are met. Tell us the specifically documented plans for reinvestment during the two year period to support your assertion that the remittance of the earnings will be postponed indefinitely. Explain what occurred, when it became apparent that some or all of the undistributed earnings of your subsidiary would be remitted in the foreseeable future and why the related income taxes were not accrued as a current period expense in an earlier period. See ASC 740-30-25-17 and 25-19.

14.   You disclose on page 5 that the Group's declaration of dividends was a one-off event and you intend to keep any remaining undistributed earnings and future earnings for the foreseeable future. Tell us how you continue to assert the indefinite reinvestment of undistributed past and future earnings and why you are not required to record a deferred tax liability for any taxable temporary differences to measure the tax effect of

an outside basis difference. Include the amount of undistributed earnings for the PRC subsidiaries which income taxes have not been provided for, as of December 31, 2024.

<u>Indemnification of Directors and Officers, page II-1</u>

15.   You reference a form of indemnification agreement to be filed as Exhibit 10.1 to this registration statement. However, a form of indemnification agreement is not filed as Exhibit 10.1. Please revise or advise.

<u>Exhibit Index</u>
<u>Exhibit 23.1, page II-4</u>

16.   Please have your accounting firm revise the accountant's consent to refer to the audits of the consolidated financial statements of the Company as of December 31, 2024 and 2023 and for the two years in the period ended December 31, 2024 and 2023.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Brian McAllister at 202-551-3341 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Karina Dorin at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jane K. P. Tam, Esq